

September 24, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ETF Opportunities Trust
        Issuer CIK: 0001771146
        Issuer File Number: 333-234544 / 811-23439
        Form Type: 8-A12B
        Filing Date: September 24, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the REX-Osprey ETH + Staking ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications